Sandler O’Neill + Partners, L.P.
1251 Avenue of the Americas
6th Floor
New York, NY 10020

February 7, 2017

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         PCSB Financial Corporation
Registration Statement on Form S-1
                File No. 333-215052
  Request for Acceleration of Effective Date

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join PCSB Financial Corporation (the “Company”) in requesting that the effective date of the Company’s above-referenced registration statement on Form S-1 be accelerated to February 10, 2017 at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

SANDLER O'NEILL & PARTNERS, L.P.
By: Sandler O'Neill & Partners Corp.,
the sole general partner

By: /s/ Jennifer Docherty
Jennifer Docherty
Authorized Signatory